SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the Years Ended December 31, 2010 and 2009

of

SPECTRA ENERGY RETIREMENT SAVINGS PLAN

Commission File Number 1-33007

Issuer of Securities held pursuant to the Plan is

SPECTRA ENERGY CORP

5400 Westheimer Court

Houston, Texas 77056

SPECTRA ENERGY

RETIREMENT SAVINGS PLAN

Financial Statements as of and for the years ended December 31, 2010 and 2009,

Supplemental Schedules as of and for the year ended December 31, 2010, and

Report of Independent Registered Public Accounting Firms

SPECTRA ENERGY RETIREMENT SAVINGS PLAN

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Trustees and Participants of

Spectra Energy Retirement Savings Plan

Houston, Texas

We have audited the accompanying statement of net assets available for benefits of the Spectra Energy Retirement Savings Plan (the “Plan”) as of December 31, 2010 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of Plan management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Plan management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As noted in Note 2 to the financial statements, the Plan retrospectively adopted, Accounting Standards Update ASU No. 2010-25 Reporting Loans to Participants by Defined Contribution Pension Plans issued by the Financial Accounting Standards Board, or FASB. The adoption had no effect on the net assets available for benefits.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. This supplementary information is the responsibility of Plan management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McConnell & Jones LLP

Houston, Texas

June 15, 2011

Report of Independent Registered Public Accounting Firm

To the Trustees and Participants of

Spectra Energy Retirement Savings Plan

Houston, Texas

We have audited, before the effects of the adjustments to retrospectively apply the change in accounting discussed in Note 2 to the financial statements, the accompanying statement of net assets available for benefits of the Spectra Energy Retirement Savings Plan (the “Plan”) as of December 31, 2009 (the 2009 financial statements before the effects of the adjustments discussed in Note 2 to the financial statements are not presented herein). These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the statement of net assets available for benefits of the Plan as of December 31, 2009 (financial statement) based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement, before the effects of the adjustments to retrospectively apply the change in accounting discussed in Note 2 to the financial statements, present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the change in accounting discussed in Note 2 to the financial statements and, accordingly, we do not express an opinion or any other form of assurance about whether such retrospective adjustments are appropriate and have been properly applied. Those retrospective adjustments were audited by other auditors.

/s/ Deloitte & Touche LLP

Houston, Texas

June 28, 2010

SPECTRA ENERGY

RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

(in thousands)

	December 31,
	2010	2009
ASSETS:
Investments at fair value:
Participant-directed investments	$254,654	$216,992
Nonparticipant-directed investments	233,528	195,931

Total investments	488,182	412,923

Receivables:
Notes receivable from participants	8,255	7,258
Other receivables	255	6,152

Total receivables	8,510	13,410

Total assets	496,692	426,333

LIABILITIES:
Due to broker for securities purchased	99	5,187

NET ASSETS AVAILABLE FOR BENEFITS	$496,593	$421,146

See notes to financial statements.

SPECTRA ENERGY

RETIREMENT SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

(in thousands)

Year ended December 31, 2010

Additions:
Investment income:
Net appreciation in fair value of investments	$58,401
Dividends	10,333

Total investment income	68,734

Interest income on notes receivable from participants	426

Contributions:
Participant contributions	17,277
Employer contributions	11,223
Rollover contributions	815

Total contributions	29,315

Total additions	98,475

Deductions:
Benefits paid to participants	22,965
Administrative expenses	63

Total deductions	23,028

INCREASE IN NET ASSETS	75,447

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	421,146

End of year	$496,593

See notes to financial statements.

SPECTRA ENERGY

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

1. Description of the Plan

The Spectra Energy Retirement Savings Plan (the Plan) is a defined contribution plan and the following description is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

Effective with the separation from Duke Energy Corporation (Duke Energy) on January 2, 2007, Spectra Energy Corp (the Company or Spectra Energy) established the Plan for the benefit of its employees.

Participation and Purpose

The Plan is sponsored by Spectra Energy. Spectra Energy and each of its affiliated companies that is at least 80% owned and that participate in the Plan are collectively referred to as “Participating Companies.”

The purpose of the Plan is to provide an opportunity for eligible employees to enhance their long-range financial security through employee contributions, matching contributions from Participating Companies, and investments among certain investment funds, one of which provides an investment interest in Spectra Energy common stock. This Plan’s Employee Stock Ownership Plan (ESOP) feature is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Generally, employees of Participating Companies are eligible to enter and participate in the Plan if they (1) have attained the age of 18, and (2) are paid on the Participating Companies’ U.S. payroll system.

Contributions

Participants may authorize payroll deductions from eligible earnings in the form of before-tax deferrals and/or after-tax deferrals. Participants may elect to contribute (subject to certain limitations) up to 75% of eligible earnings per pay period without regard to years of service. Various provisions of the Internal Revenue Code (IRC) may limit the deferrals of some highly compensated employees. The Plan is required to return contributions received during the Plan year in excess of IRC limits. All deferrals are exempt, up to the allowed maximum, from federal and state income tax withholding in the year they are deferred, but are subject to payroll taxes. Participant deferrals are intended to satisfy the requirements of Section 401(k) of the IRC. Participating Companies contribute (subject to certain limitations) an amount equal to 100% of before-tax contributions, excluding catch-up contributions, of up to 6% of eligible pay per pay period. Participant after-tax contributions and matching contributions are intended to satisfy the requirements of Section 401(m) of the IRC.

Employees who are eligible to make before-tax deferrals under the plan and who have attained age 50 before the close of the Plan year shall be eligible to make catch-up contributions, in accordance with and subject to certain limitations.

For the ESOP portion of the Plan, matching contributions shall be invested in the Spectra Energy Common Stock Fund and shall thereafter be subject to participant direction. The Employer may contribute the matching contribution in cash or company stock, at the discretion of the employer. The company stock is valued as determined in accordance with procedures established by the Spectra Energy Benefits Committee, the Plan Administrator. The Employer made no stock contributions in 2010.

Rollover Contributions to the Plan

Rollover contributions represent amounts recorded when participants elect to contribute amounts to their Plan accounts from other eligible, tax-qualified retirement plans or qualified individual retirement accounts. Rollover contributions of $815 thousand were made to the Plan in 2010.

Investments

Subject to limitations discussed below, participants may invest their Plan accounts in any or all of the investment funds offered in the Plan.

Participants under the Duke Energy Retirement Savings Plan who were transferred into the Plan may have a portion of their account invested in Duke Energy Common Stock Fund (prior ESOP account). However, no new amounts may be invested in this fund. As of December 31, 2009, the Duke Energy Common Stock Fund was no longer available under the Plan and the assets of the fund were liquidated in 2010 and reinvested into the Vanguard Prime Money Market Fund. As of December 31, 2009, $11.7 million remained in the Duke Energy Common Stock Fund.

Through December 31, 2010, matching contributions were initially invested in the Spectra Energy Common Stock Fund; however, participants could transfer all or a portion of the matching contributions out of the Spectra Energy Common Stock Fund into any other fund as early as the next business day. Effective January 1, 2011, participants are required to make separate investment elections for matching contributions.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, Company contributions, and Plan earnings, and charged with benefit payments and allocations of Plan losses. Allocations are based on participant earnings or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. The selection from available investment funds is the sole responsibility of each participant.

Vesting and Payment of Benefits

Participants are 100% vested in their Plan accounts. Participants may elect to receive certain distributions from their Plan accounts during continuation of employment. The Plan provides for several different types of in-service withdrawals, including hardship and age 59 1/2 withdrawals. A hardship distribution must comply with Section 401(k) of the IRC.

Upon termination of employment for any reason, participants (or if deceased, their beneficiaries) may request the distribution of the balance of their Plan accounts. Distributions are made as soon as practicable after the occasion for the distribution, except that participants may elect that a distribution be delayed until no later than April 1 of the calendar year following the calendar year in which they attain age 70 1/2. A beneficiary of a deceased participant may elect that a distribution be delayed for up to one year following the date of death.

Notes Receivable from Participants

Participants may borrow, with some limitations, from their accounts a minimum of $1,000 up to a maximum equal to the lesser of (i) $50,000 minus the highest outstanding loan balance during the 12-month period prior to the new loan, or (ii) 50% of their account balances. The terms of the notes that represent these loans range up to 58 months or up to 15 years for the purchase of a primary residence. The note is secured by the balance in the participant’s Plan account and the interest rate will be a reasonable fixed rate that is determined in accordance with the procedures established by the Spectra Energy Benefits Committee, which consider all relevant factors, including current rates of interest charged by commercial banks for similar notes. Principal and interest is paid ratably through payroll deductions. Note receipts will be reinvested based on the participant’s investment election for employee contributions at the time of repayment.

These loans shall be available to each eligible employee who is actively employed by the Company, and whose account balance totals at least $2,000; provided, however, that (1) if the eligible employee had a prior loan under the Plan that has been paid in full, the final payment on such loan was made at least seven days prior to the effective date of the new loan, and (2) any amounts in the prior ESOP account shall not be liquidated to fund such loan.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded to participant accounts on the dividend payment date.

Management fees and operating expenses charged to the Plan for investments in the common trust funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Administrative Expenses

Administrative expenses of the Plan are paid by the Plan or the Company as provided in the Plan document.

Beginning with the 2010 Plan year, former employees who have account balances remaining under the Plan (and alternate payees under any qualified domestic relations order) will be charged with a portion of the Plan’s record keeping expenses; the amount that will be charged is $25.75 per quarter. Active employees and participants who terminated due to disability will not be charged with such expenses. Administrative expenses other than these record keeping expenses will continue to be paid by the Company.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses has been recorded as of December 31, 2010 or 2009. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

New Accounting Standards Adopted

In January 2010, the Financial Accounting Standards Board (FASB), issued Accounting Standards Update (ASU) No. 2010-06, Fair Value Measurements and Disclosures, which amends Accounting Standards Codification Subtopic No. 820-10, relating to fair value measurements, adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchase, sales, issuances and settlements relating to Level 3 measurements and clarification of existing fair value disclosures.

In September 2010, the FASB issued ASU No. 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans (ASU No. 2010-25), clarifying the classification and measurement of participant loans by defined contribution pension plans. Participant loans are required to be classified as notes receivable from participants (rather than investments) and measured at their unpaid principal balance, plus any accrued but unpaid interest. The guidance, which must be applied retrospectively, is effective for fiscal years after December 15, 2010 with early adoption permitted.

Reclassifications

As described above, the Plan adopted ASU No. 2010-25, and has reclassified participant loans from investments to notes receivable from participants. Net assets available for benefits of the Plan were not affected by the adoption of the new guidance.

3. Investments

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits are as follows:

	December 31,
	2010		2009
	(in thousands)
		Equivalent Units		Equivalent Units
Spectra Energy Common Stock*	$228,087	17,647	$180,523	16,999
BlackRock Equity Index Fund	26,267	566	22,711	565
PIMCO Total Return Fund	37,680	3,472	34,310	3,177
Vanguard Prime Money Market Fund	71,414	71,414	61,792	61,792

*	Nonparticipant-directed and party-in-interest.

The Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated (depreciated) in value as follows:

December 31, 2010
(in thousands)
Common stock funds:
Spectra Energy Common Stock Fund*	$41,218
Duke Energy Common Stock Fund	(140)
Common collective trust funds:
Equity funds	9,052
Balanced funds	3,146
Registered investment fund	687
Target date funds	480
Separately managed funds—equity	3,958

Total appreciation in fair value of investments	$58,401

*	Nonparticipant-directed and party-in-interest.

4. Nonparticipant-directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is shown in the tables below. The Spectra Energy Common Stock Fund and the Duke Energy Common Stock Fund are considered to be nonparticipant-directed for purposes of this disclosure as the participant-directed and nonparticipant-directed amounts cannot be separately determined.

	December 31,
	2010	2009
	(in thousands)
Net Assets:
Spectra Energy common stock	$228,087	$180,523
Duke Energy common stock	—	11,728
Interest bearing cash	5,441	3,680
Accrued interest and dividends	229	5,428
Due to broker for securities purchased	(11)	(4,840)

Net assets	$233,746	$196,519

December 31, 2010
(in thousands)
Changes in Net Assets:
Net appreciation in fair value of investments	$41,078
Contributions	18,209
Dividends	6,723
Interest	240
Loan repayment	1,804
Loan issuances	(2,104)
Transfers from participant-directed investments	143,927
Transfers to participant-directed investments	(164,555)
Administrative expenses	(29)
Benefits paid to participants	(8,066)

Changes in net assets	$37,227

5. Related Party Transactions

Participants typically receive distributions in cash; however, they may elect to receive the amount that is invested in the Spectra Energy Common Stock Fund as of the date of distribution in whole shares of Spectra Energy common stock and cash for any fractional shares. In-kind distributions qualify as related party transactions. For the year ended December 31, 2010, in-kind distributions were $3 million for the Spectra Energy Common Stock Fund.

6. Exempt Party-in-Interest Transactions

Fidelity Management Trust Company (Fidelity) is the trustee as defined by the Plan and, therefore, transactions with Fidelity and the funds they manage qualify as party-in-interest transactions. Investment management fees and operating fees paid by the Plan were included as a reduction of the return earned on each fund. Administrative fees paid by the Plan were $63 thousand for the year ended December 31, 2010.

Included in the Plan’s investments are shares of common stock of Spectra Energy, the Plan’s sponsor. Transactions in shares of Spectra Energy common stock qualify as party-in-interest transactions. At December 31, 2010 and 2009, the Plan held 9,127,139 and 8,801,723 shares, respectively, which equates to 17,646,654 and 16,999,015 equivalent units, respectively, under the Plan’s unitized recordkeeping approach, of Spectra Energy common stock with a cost basis of $192.1 million and $180.2 million, respectively. During the year ended December 31, 2010, the Plan recorded related dividend income of approximately $6.7 million.

7. Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants’ accounts will be distributed as permitted by law.

8. Federal Income Tax Status

The Plan has applied for but has not received a determination letter from the Internal Revenue Service. The Plan’s management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income tax has been included in the Plan’s financial statements.

9. Fair Value Measurements

Assets and liabilities are fair valued by maximizing the use of observable inputs and minimizing the use of unobservable inputs. Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

The three levels of the fair value hierarchy are described as follows:

Level 1

Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities.

Level 2

Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3

Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Money market funds are valued at cost, which approximates fair value. Shares of registered investment funds are valued at quoted market prices, which represent the net assets value of shares held by the Plan at year end. Spectra Energy Common Stock Fund and Duke Energy Common Stock Fund are stated at estimated fair values, which have been determined based on the fair value of the underlying investments within the funds; these common stock funds are unitized funds specific to the Plan. Investments in common collective investment trust funds and separately managed funds (funds) are stated at fair values, which have been determined based on the unit values of the funds. Unit values are determined by the organization sponsoring such funds by dividing the fund’s net assets at fair value by its units outstanding at each valuation date.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The common stock funds are classified as Level 2 because unitized stock funds are comprised of common stock and a short-term cash component. The value of a unit reflects the combined market value of the underlying stock and market value of the short-term cash position. The market value of the common stock portion of the fund is based on the closing market price of the common stock on the New York Stock Exchange times the number of shares held in the fund.

The tables below include the major categories for debt and equity securities on the basis of the nature and risk of the investments:

	December 31, 2010
	Level 1	Level 2	Total
Investment	(in thousands)
Money market funds	$71,414	$—	$71,414
Registered investment funds	56,921	—	56,921
Common stock fund	5,441	228,087	233,528
Common collective trust funds:
Equity funds	—	70,689	70,689
Fixed income funds	—	1,284	1,284
Balanced funds	—	28,654	28,654
Target date funds	—	5,792	5,792
Separately managed funds - equity	473	19,427	19,900

Total	$134,249	$353,933	$488,182

	December 31, 2009
	Level 1	Level 2	Total
Investment	(in thousands)
Money market funds	$61,792	$—	$61,792
Registered investment funds	51,799	—	51,799
Common stock funds	3,680	192,251	195,931
Common collective trust funds:
Equity funds	—	61,525	61,525
Balanced funds	—	25,595	25,595
Separately managed funds - equity	281	16,000	16,281

Total	$117,552	$295,371	$412,923

10. Net Asset Value (NAV) Per Share

The Plan’s investments for which fair values is estimated using NAV per share are summarized in the following tables.

	Fair Value Estimated Using NAV per Share December 31, 2010
Investment	Fair Value *	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
	(in thousands)
State Street Global Advisory-Conservative Balanced Fund (a)	$9,051	None	Immediate	None	None
State Street Global Advisory-Moderate Balanced Fund (b)	9,587	None	Immediate	None	None
State Street Global Advisory-Aggressive Balanced Fund (c)	10,016	None	Immediate	None	None
BlackRock Equity Index Fund (d)	26,267	None	Immediate	None	None
U.S. Mid/Small Cap Strategy Fund (e)	19,900	None	Immediate	None	None
Spectra Energy Common Stock Fund (f)	233,528	None	Immediate	Immediate	None

	Fair Value Estimated Using NAV per Share December 31, 2009
Investment	Fair Value *	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
	(in thousands)
State Street Global Advisory-Conservative Balanced Fund (a)	$7,606	None	Immediate	None	None
State Street Global Advisory-Moderate Balanced Fund (b)	9,237	None	Immediate	None	None
State Street Global Advisory-Aggressive Balanced Fund (c)	8,752	None	Immediate	None	None
BlackRock Equity Index Fund (d)	22,711	None	Immediate	None	None
U.S. Small Cap Equity Fund (e)	16,281	None	Immediate	None	None
Spectra Energy Common Stock Fund (f)	184,203	None	Immediate	Immediate	None
BlackRock Large Cap Value Fund (g)	20,488	None	Immediate	None	None
U.S. Large Cap Growth Equity Fund (h)	18,326	None	Immediate	None	None
Duke Energy Common Stock Fund (i)	11,728	None	Immediate	No exchanges into this fund	None

*	The fair values of the investments have been estimated using the net asset value of the investment.
(a)	The State Street Global Advisory (SSGA) Conservative Balanced Fund seeks to provide a stand-alone, well-diversified investment fund for investors who have a short-to-medium investment time frame or are looking for a single investment fund that provides an opportunity for stable income with controlled risk in addition to some growth.
(b)	The SSGA Moderate Balanced Fund seeks to provide a stand-alone, well-diversified investment fund for investors who have a longer investment time frame or are looking for a single investment fund that provides the opportunity for income and long-term capital growth.
(c)	The SSGA Aggressive Balanced Fund seeks to provide a stand-alone, well-diversified investment fund for investors who have a longer investment time frame or are looking for a single investment fund that provides the opportunity for long-term capital growth and some income.
(d)	The BlackRock Equity Index Fund seeks to provide long-term capital growth and income by attempting to provide results that track the performance of the Standard & Poors 500 (S&P 500) Index.
(e)	The U.S. Mid/Small Cap Strategy Fund and U.S. Small Cap Equity Fund seek a return (capital appreciation and current income) greater than that of the Russell 2500 Index. In doing so, the fund will place relatively greater emphasis on capital appreciation than on current income.
(f)	The Spectra Energy Common Stock Fund is for investors seeking capital appreciation over the long-term through, and with an acceptance of the volatility inherent with, investment in a single company’s stock.
(g)	The BlackRock Large Cap Value Fund seeks to provide investors with a method of capturing the returns of the market of large U.S. value stocks.
(h)	The U.S. Large Cap Growth Equity Fund seeks to provide investors with a method of capturing the returns of the market of large U.S. growth stocks.
(i)	The Duke Energy Common Stock Fund is for investors seeking capital appreciation over the long-term through, and with an acceptance of the volatility inherent with, investment in a single company’s stock. This fund is “frozen,” meaning that participants may exchange their investment out of, but may not increase their investment in, the Duke Energy Common Stock Fund.

Spectra Energy

Retirement Savings Plan

Form 5500, Schedule H, Part IV, Line 4i-Schedule of Assets (Held at End of Year)

EIN: 20-5413139 PN: 002

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost		(e) Current Value
			December 31, 2010
			(in thousands)
	Interest bearing cash	Interest bearing cash	$	**	$5,914

	Vanguard Prime Money Market Fund	Money Market Fund		**	71,414

	Registered Investment Funds:
	Templeton Foreign Equity Fund	Registered Investment Fund		**	17,979
	PIMCO Total Return Fund	Registered Investment Fund		**	37,680
	American Beacon Small Cap Value Equity Fund	Registered Investment Fund		**	1,262

	Total registered investment funds				56,921

	Common Collective Trust Funds:
	BlackRock Equity Index Fund	Common Collective Trust Fund		**	26,267
	Robeco Large Cap Value Fund	Common Collective Trust Fund		**	22,028
	State Street Global Advisory-Conservative Balanced Fund	Common Collective Trust Fund		**	9,051
	State Street Global Advisory-Moderate Balanced Fund	Common Collective Trust Fund		**	9,587
	State Street Global Advisory-Aggressive Balance Fund	Common Collective Trust Fund		**	10,016
	Rainier U.S. Large Cap Growth Equity Fund	Common Collective Trust Fund		**	21,326
	TCW U.S. Small Cap Growth Equity Fund	Common Collective Trust Fund		**	1,068
	BlackRock US Debt Fund	Common Collective Trust Fund		**	1,284
	BlackRock LifePath Retirement Fund	Common Collective Trust Fund		**	182
	BlackRock LifePath 2015 Fund	Common Collective Trust Fund		**	1,135
	BlackRock LifePath 2020 Fund	Common Collective Trust Fund		**	2,230
	BlackRock LifePath 2025 Fund	Common Collective Trust Fund		**	1,263
	BlackRock LifePath 2030 Fund	Common Collective Trust Fund		**	551
	BlackRock LifePath 2035 Fund	Common Collective Trust Fund		**	115
	BlackRock LifePath 2040 Fund	Common Collective Trust Fund		**	118
	BlackRock LifePath 2045 Fund	Common Collective Trust Fund		**	56
	BlackRock LifePath 2050 Fund	Common Collective Trust Fund		**	142

	Total common and collective trust funds				106,419

	Common and Company Stock
*	Spectra Energy Corp	Common Stock		192,104	228,087

Separately Managed Fund
U.S. Mid/Small Cap Strategy Fund	Separately Managed Fund	**
Aaron’s Inc			129
Advance America Cash Advance Centers Inc			19
AEP Industries Inc			8
Agco Corp			278
Agree Realty Corp			14
Air T Inc			3
Air Transport Services Grp I			21
Aircastle Ltd			35
Alaska Air Group Inc			153
Albany International Corp			43
Amer Independence			3
American Pacific Corp			3
American Safety Ins Hldgs Ltd			7
American Water Works Co Inc			225
Ameristar Casinos Inc			28
Ampco-Pittsburgh Corp			11
Applied Micro Circuits Corp			47
Arch Chemicals Inc			64
Arrow Electronics Inc			265
Ashford Hospitality Trust Inc			35
Aspen Insurance Holdings Ltd			88
Astec Industries Inc			25
Atlas Air Worldwide Holdings Inc			96
Atmos Energy Corp			25
Aviat Networks Inc			7
Avid Technology			24
Avis Budget Group			30
Avnet Inc			218
Ball Corp			330
Bancorp Rhode Island			9
Barnes & Noble Inc			37
Barry R G Corp Ohio			2
Benchmark Electronics Inc			51
Benihana Inc			6
Berkshire Hills Bancorp Inc			6
Black Box Corp			69
Blyth Inc			17
Bob Evans Farms Inc			44
Boyd Gaming Corp			38
Briggs & Stratton Corp			61
Brooks Automation Inc			15
C S G Systems International Inc			44
C&F Financial Corp			6
Cabela’s Inc			61
Cabot Corp			69
CACI International Inc			116
Cambrex Corp			12
Career Education Corp			91
Carrols Restaurant Group Inc			7
Casey’s General Stores Inc			67
Cash America International Inc			74
CBL & Assoc Pptys Inc			7
CEC Entertainment Inc			66
Cedar Shopping Ctrs Inc			23
Century Bancorp Inc/MA			5
Chase Corporation			8

China Sky One Medical Inc	7
China-Biotics Inc	19
Choice Hotels International Inc	14
Ciber Inc	28
Coca-cola Bottling	11
Codorus Valley Bancorp Inc	3
Cognex Corp	22
Coherent Inc	16
Coldwater Creek Inc	13
Coleman Cable Inc	4
Commonwealth REIT	110
Communications Systems Inc	7
Complete Production Services Inc	127
Concurrent Computer Corp	3
Conmed Corp	9
Conn’s Inc	3
Constellation Brands Inc	332
Convergys Corp	102
Core-mark Holding Co Inc	25
Corn Products International Inc	235
Covenant Transportation Group Inc	9
Coventry Health Care Inc	203
Cracker Barrel Old Ctry Store	94
Crane Co	140
Crawford & Co	3
Cross (a.T.) Co	10
Cubist Pharmaceuticals Inc	81
Curtiss Wright Corp	29
Cypress Semiconductor Corp	203
Daily Journal Corp	12
Dana Holding Corp	33
Delta Apparel, Inc.	5
Delta Natural Gas Co Inc	9
Deluxe Corp	84
Denny’s Corp	17
Dineequity Inc	59
Dish Network Corp	40
Dollar Financial Corp	54
Domtar Corp	213
Douglas Emmett Inc	106
Dover Downs Gaming & Entertainment Inc	1
Ducommun Inc	19
DXP Enterprises Inc	14
Dynamics Research Corp	11
Eastman Chemical Co	378
Education Management Corp	29
Electronics for Imaging Inc	43
Elizabeth Arden Inc	38
EMS Technologies Inc	22
Endo Pharmaceuticals Holdings Inc	229
Energizer Holdings Inc	211
Enersys	102
Ennis Inc	29
ePlus Inc	7

Esterline Technologies Corp	144
Ethan Allen Interiors Inc	34
EZcorp Inc	81
Fair Isaac Corp	33
Fairchild Semiconductor International Inc	127
Federal Agric Mtg Corp	10
FEI Co	14
FiberTower Corp	14
First Defiance Financial Corp	7
First Financial Holdings Inc	13
First Finl Svc Corp	1
First Horizon National Corp	143
FirstMerit Corp	23
Five Star Quality Care	16
Flexsteel Industries	9
Fossil Inc	233
Frisch’s Restaurants Inc	7
Full House Resorts, Inc.	4
Furniture Brands Int	16
G&K Services Inc	9
Gamestop Corp	213
Gannett Co Inc	213
Genco Shipping & Trading Ltd	27
Genesco Inc	64
Gentiva Health Services Inc	59
Gerber Scientific Int	13
Gibraltar Industries Inc	27
GMX Resources Inc	2
Golden Enterprises Inc	3
Gulf Resources Inc	21
Gulfmark Offshore Inc	49
Harbin Electric Inc	31
Hastings Entertainment Inc	4
Haverty Furniture Cos Inc	16
Hawaiian Holdings	22
Health Net Inc	191
Helen of Troy Ltd	54
Helix Energy Solutions Grp I	84
Hill Rom Hldgs Inc	177
Holly Corp	109
Horace Mann Educators Corp	26
Horizon Bancorp/IN	8
Hormel Foods Corp	20
Hospitality Properties Trust	143
HQ Sustainable Maritime Industries Inc	4
HSN Inc	56
Hubbell Inc	222
Hughes Communications Inc	8
Huntsman Corp	187
IAC InterActiveCorp	155
Iconix Brand Grp	51
IDT Corp	49
Imation Corp	23
Indiana Community Bancorp	5

Ingram Micro Inc	172
Innospec Inc	37
Insight Enterprises Inc	41
Integrated Device Technology Inc	71
International Coal Group Inc	69
International Flavors & Fragrances Inc	135
International Shipholding Corp	10
Interpublic Group of Cos Inc	312
Intersections Inc	1
Invacare Corp	69
Isle of Capri Casinos Inc	11
Itron Inc	89
Jarden Corp	160
Jefferson Bancshares Inc TN	2
Jo-Ann Stores Inc	120
JOS A Bank Clothiers Inc	85
JW Mays Inc	3
Kelly Services Inc	40
Kemet Corp	23
Kennametal Inc	8
Kenneth Cole Productions Inc	7
Kewaunee Scientific Corp	4
Kindred Healthcare Inc	54
Lakeland Industries Inc	4
Lattice Semiconductor Corp	47
Lawson Products	2
Lexington Realty Trust	60
Lexmark International Inc	194
Littelfuse Inc	20
Mack-Cali Realty Corp	145
Marlin Business Services Corp	8
McCormick & Schmick’s Seafood Restaurants	9
Measurement Specialties Inc	29
Medicines Co/The	52
Mentor Graphics Corp	83
Merchants Bancshares Inc	11
Mindspeed Technologies Inc	13
Mission West Pptys Inc MD	9
Monarch Financial Holdings Inc	3
Motorcar Pts Amer Inc	10
Nash Finch Co	38
National Semiconductor Corp	19
National Western Life Insurance Co	40
Navistar International Corp	243
NCR Corp	154
Nelnet Inc	43
Ness Technologies Inc	12
Net 1 UEPS Technologies Inc	32
New Hampshire Thrift Bncshrs Inc	5
Newmarket Corp	99
Northwest Bancshares Inc	76
Nu Skin Enterprises Inc	101
Ocean Shore Holding Co	5
O’charleys Inc	9

Office Depot Inc	97
Oil Sts Intl Inc	218
Om Group Inc	85
One Liberty Props	6
Oneok Inc	349
Orthofix International NV	37
Oshkosh Corp	142
Pantry Inc/the	30
Parkway Properties Inc.	28
PC Connection Inc	6
PC Mall Inc	6
PDL Biopharma Inc	12
Pennsylvania Real Est Invt Tr	18
PEP Boys-Manny Moe & Jack	43
Perry Ellis International Inc	19
Pervasive Software Inc	6
Pinnacle Entertainment Inc	53
PNM Resources Inc	43
Premiere Global Svcs Inc	29
QC Holdings Inc	1
QCR Holdings Inc	2
RadioShack Corp	165
Radisys Corp	15
Reading Intrl Inc	7
Red Lion Hotels Corp	8
Regal Beloit Corp	52
Regis Corp	69
Reinsurance Group of America Inc	247
Reis Inc	5
Rent-A-Center Inc	148
Republic Awys Hldgs Inc	16
Republic Bancorp Inc/KY	19
Revlon Inc	30
Rock-tenn Company	135
Rudolph Techs Inc	17
Ryder System Inc	179
Saga Communications Inc	6
Salem Communications Corp	4
Sanfilippo John B & Son	9
Schulman A Inc	16
SEACOR Holdings Inc	136
Sifco Industries Inc	7
Skywest Inc	61
SL Industries Inc	7
Smart Modular Technologies Wwh Inc	20
Smithfield Foods Inc	76
Southern Missouri Bancorp Inc	2
Southern Union Co NE	183
Span-america Medical Systems Inc	5
Sparton Corp	1
Spirit Aerosystems Holdings Inc	13
SPX Corp	207
Standard Motor Products Inc	18
Standard Register Co	4

Starrett (l.S.) Co			6
Steelcase Inc			56
Stepan Co			41
Strategic Hotels & Resorts Inc			7
Strattec Security Corp			10
Sun Bancorp Inc/NJ			3
Sunpower Corp			5
Sunstone Hotel Investors Inc			61
Superior Energy Services Inc			36
Surewest Communications			10
Susser Holdings Corp			7
Synnex Corp			47
Synopsys Inc			295
Systemax Inc			10
Take Two Interactive Softwr Inc			32
Tech Data Corp			8
Teche Holding Co			7
Technology Research Corp			2
Telephone & Data Systems Inc			17
Tesoro Corp			171
Textainer Group Holdings Ltd			20
The Hallwood Group Incorporated			5
The Jones Apparel Group			67
Thomas & Betts Corp			179
Timberland Co			78
Timken Co			234
Tollgrade Communications Inc			9
Toro Co			129
Tower Financial Corp			2
Transatlantic Holdings Inc			36
Tree.com Inc			5
Trinity Industries			147
U S Airways Group Inc			105
UFP Technologies Inc			5
Ultrapetrol Bahamas Ltd			10
Unifi Inc			18
Unifirst Corp Mass			53
United Online Inc			46
United Stationers Inc			108
Universal American Corp			31
Universal Insurance Holdings Inc			6
Validus Holdings Ltd			147
Vishay Intertechnology Inc			133
Wabtec Corp			116
Walter Energy Inc			422
Watts Water Technologies Inc			33
West Marine Inc			13
Willis Lease Finance Corp			8
World Acceptance Corp			58
Zygo Corp			12

Total U.S. Mid/Small Cap Strategy Fund			19,427

Total investments			488,182
Spectra Energy Loan Fund-Participant Loans	Interest rates ranging from 4.25% to 10.50%, maturing through 2025	-0-	8,255

			$496,437

*	Party-in-interest (Note 6).
**	Cost information is not required for participant-directed investments and therefore is not provided.

Spectra Energy

Retirement Savings Plan

Form 5500, Schedule H, Part IV, Line 4j-Schedule of Reportable Transactions

EIN: 20-5413139 PN: 002

for the Year Ended December 31, 2010

(a) Identity of Party Involved	(b) Description of Asset	(c) Purchase Price	(d) Selling Price	(e) Cost of Asset	(f) Current Value of Asset on Transaction Date	(g) Net Gain / (Loss)

SERIES TRANSACTIONS

*Fidelity Management Trust Company	Spectra Energy Common Stock Fund
	(3,900 Sales)		$166,604,639	$161,797,746	$166,604,639	$4,806,893
	(2,921 Purchases)	$173,750,590			173,750,590

*Fidelity Management Trust Company	Duke Energy Common Stock Fund
	(13 Sales)		11,002,294	8,783,721	11,002,294	2,218,573
	(0 Purchases)	—			—

*	Represents a party-in-interest to the Plan.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Spectra Energy Corp Benefits Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Spectra Energy Retirement Saving Plan

Date June 17, 2011	By:	/s/ Charlotte Wayland
Charlotte Wayland
VP Executive and U.S. Benefits

(a) Exhibits

Exhibit Number

23.1	Consent of Independent Registered Public Accounting Firm.

23.2	Consent of Independent Registered Public Accounting Firm.